Exhibit 2

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT is made as of March 18, 2026 (the “Agreement”), by and among Ms. Alice H. Chang (the “Chairwoman”), GOLDEN EDGE CO., LTD., a British Virgin Islands company controlled by the Chairwoman (“Golden Edge”), DVDonet.com. Inc., a British Virgin Islands company controlled by the Chairwoman (“DVDonet”), World Speed Company Limited, a British Virgin Islands company controlled by the Chairwoman (“World Speed”, together with Chairwoman, Golden Edge and DVDonet, the “Chairwoman Parties”), and CyberLink International Technology Corp., a British Virgin Islands exempted company (“CyberLink”, and together with the Chairwoman Parties, the “Parties,” and each a “Party”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in Section 10.1 hereof.

WHEREAS, the Parties propose to undertake an acquisition transaction (the “Transaction”) with respect to Perfect Corp., a company incorporated under the laws of the Cayman Islands (the “Target”) and listed on the New York Stock Exchange (“NYSE”), pursuant to which the Target would be delisted from NYSE and deregistered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, (a) in connection with the Transaction, the Parties propose to form a new company (“Holdco”) under the laws of the Cayman Islands, and to cause Holdco to form a directly or indirectly wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands, and (b) at the closing of the Transaction (the “Closing”), the Parties intend that Merger Sub will be merged with and into the Target, with the Target being the surviving company and becoming a direct, wholly-owned subsidiary of Holdco (the “Surviving Company”);

WHEREAS, on the date hereof, the Parties will submit a joint, non-binding proposal, a copy of which is attached hereto as Schedule A (the “Proposal”), to the board of directors of Target (the “Target Board”) in connection with the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Target, (b) discussions regarding the Proposal with the Target, (c) the negotiation of the terms of definitive documentation in connection with the Transaction (in which negotiations the Parties expect that the Target will be represented by a special committee of independent and disinterested directors of the Target Board (the “Special Committee”)), including an agreement and plan of merger among Holdco (or a subsidiary directly and wholly owned by Holdco), Merger Sub and the Target in form and substance to be agreed by the Parties (the “Merger Agreement”), which shall be subject to the approval of the shareholders of the Target and, if applicable, (d) the negotiation of debt financing documents in connection with the Transaction.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Participation in the Transaction; Proposal; Holdco Ownership

1.1	Participation in the Transaction. The Parties agree to participate in the Transaction on the terms set forth in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Parties shall work jointly to:

(a)	engage, terminate or change all joint Advisors (as identified and defined in Section 2.2 below) to the Consortium, and determine the scope and engagement terms of such joint Advisors in connection with the Proposal and the Transaction;

(b)	negotiate, on behalf of the Consortium, with the Special Committee and its advisors on the Transaction, and determine the terms of the Transaction; and

(c)	(i) determine whether debt financing is required to support the Transaction (the “Debt Financing”), and (ii) to the extent that the Parties determine that the Debt Financing is necessary or desirable, (x) identify financing banks and other financing sources with respect to the Debt Financing; and (y) negotiate, on behalf of the Consortium, with the Special Committee, the financing banks, and their respective advisors on the Debt Financing, and determine the terms of the Debt Financing.

1.2	Proposal. On or about the date hereof, the Parties shall submit the Proposal to the Target Board. Thereafter, the Parties shall collectively: (a) engage in discussions with the Target regarding the Proposal; and (b) negotiate in good faith the terms of any documentation in respect of the Transaction, including the Merger Agreement and the terms of agreements between the Parties required to support the Proposal or to regulate the relationship between the Parties. The Parties further agree to negotiate in good faith to reach agreement on a shareholders agreement that would, among other things, govern the relationship of the shareholders in Holdco following the Closing, and contain provisions customary for transactions of this type. Each Party acknowledges that, the Parties will not conduct due diligence with respect to the Target and its business.

1.3	Debt Financing.

If the Parties determine that the Debt Financing is necessary or desirable, each of the Parties shall (i) subject to Section 1.1(c), use reasonable best efforts and cooperate in good faith to jointly coordinate with financial banks to arrange the Debt Financing on terms satisfactory to the Parties, (ii) subject to relevant confidentiality agreements and obligations (if any) and to the extent practicable, furnish, or, as the circumstances may require, cause the Target to furnish the financing banks with financial, know-your-client and other pertinent information relevant to the financial condition, business, operations and assets of such Party and the Target, as may be reasonably requested by the financing banks, and (iii) take all corporate or other actions reasonably requested by the financing banks to permit the consummation of the Debt Financing. For the avoidance of doubt, the Parties will not undertake any pledging of collateral in connection with any Debt Financing, except as may otherwise be agreed in writing by all Parties.

1.4	Holdco Ownership.

(a)	Prior to the execution of the Merger Agreement, the Parties shall (a) incorporate Holdco and shall cause Holdco to incorporate Merger Sub and other intermediate holding companies as requested by the financing banks (if any), and (b) agree in good faith the memorandum and articles of association of Holdco, Merger Sub and other intermediate holding companies (if any) and the memorandum and articles of association of Merger Sub shall become the memorandum and articles of association of the Surviving Company at the Closing.

(b)	Each Party’s ownership percentage in Holdco shall be based on the amount of cash paid (if any), and the agreed-upon value of any other consideration contributed (including rollover equity), by such Party to Holdco relative to the aggregate amount of cash paid, and the aggregate agreed-upon value of any other consideration contributed, by all of the Parties to Holdco in connection with the Transaction. For the avoidance of doubt, to the extent any Party terminates its participation in the Transaction pursuant to Section 5.1 or Section 5.2, such Party shall not be entitled to any ownership interest in Holdco. Specifically, the Parties agree to contribute to Holdco at the Closing, in exchange for newly issued equity interests in Holdco, all of the Target Ordinary Shares then held by the Parties based on the same per share consideration as provided in the Merger Agreement, except as may otherwise be agreed by the Parties. If so agreed, Target Ordinary Shares not contributed by the Parties to Holdco at the Closing pursuant to the preceding sentence shall be paid the per share consideration provided for in the Merger Agreement and cancelled at the Closing. For the avoidance of doubt, the Parties agree that the obligation of the Parties to contribute Target Ordinary Shares and cash (if any) to Holdco shall be subject to the satisfaction or waiver of the various conditions to the obligations of Holdco and Merger Sub to be set forth in the Merger Agreement.

(c)	No additional investor(s) shall be admitted to the Consortium for the consummation of the Transaction except as may otherwise be agreed in writing by all Parties, and any such admission shall be effected pursuant to a written amendment to this Agreement duly executed by all Parties.

2.	Information Sharing and Roles; Advisors; Approvals

2.1	Information Sharing and Roles. Each Party shall cooperate in good faith in connection with the Proposal and the Transaction, including by (a) complying with any reasonably required information delivery or other reasonable requirements entered into by Holdco, and shall not, and shall direct its Representatives not to, whether by their action or omission, breach such arrangements or obligations, (b) subject to Section 1.1, participating in meetings and negotiations with the Special Committee, financing banks and their respective advisors, (c) executing and complying with any confidentiality agreements reasonably required by the Target, (d) sharing all information reasonably necessary to evaluate the Target, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (e) providing each other or Holdco with all information reasonably required concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information a Party may reasonably require in respect of any other Party and its Affiliates for inclusion in the definitive documentation, (f) providing timely responses to reasonable requests by another Party for information, (g) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement, and (h) reasonably consulting with each other Party and otherwise cooperating in good faith on any public statements regarding the Parties’ intentions with respect to the Target, any issuance of which shall be subject to Section 6.1. The Parties also acknowledge that the Transaction will be considered a “going-private” transaction under Rule 13e-3 under the Exchange Act (“Rule 13e-3”) and agree to provide all information necessary to satisfy the applicable disclosure requirements under Rule 13e-3. Unless the Parties otherwise agree, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, no Party is required to make available to the other Parties any of their internal materials or analyses or any information which it considers to be commercially sensitive information or which is otherwise held subject to an obligation of confidentiality.

2.2	Appointment of Advisors. The Parties acknowledge and agree that Sullivan & Cromwell (Hong Kong) LLP (“S&C”) has been engaged as counsel for U.S. legal matters to the Consortium, with S&C also acting as counsel for U.S. legal matters to the Parties. The Parties further agree to engage a Cayman Islands counsel and, if necessary, a tax advisor to the Consortium. The Parties may from time to time, in their sole discretion, engage additional such advisors (collectively, “Advisors”) to represent the Consortium in connection with the Transaction.

2.3	Approvals. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Parties, desirable for the consummation of the Transaction.

3.	Transaction Costs

3.1	Expenses and Fee Sharing.

(a)	Upon consummation of the Transaction, the Surviving Company shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction (whether it occurs or not) (“Consortium Transaction Expenses”), including (i) fees, expenses and disbursements payable to any Advisor retained by the Parties as contemplated by Section 2.2, (ii) fees, expenses and disbursements payable to the other joint Advisors to the Parties and the Advisors to any financing banks in connection with the Debt Financing (if any), and (iii) any other reasonable out-of-pocket costs and expenses incurred in connection with the Transaction.

(b)	If the Transaction is not consummated, the Parties agree to share the Consortium Transaction Expenses in proportion to their then respective agreed equity allocation in the Holdco as set forth in Section 1.4. If the Parties have not agreed on equity allocation by then, the allocation shall be based on the total number of Target Ordinary Shares held by each Party as set forth in Schedule B hereto.

(c)	The Parties agree to share any reverse termination, reverse break-up or other fees or amounts payable to the Target by Merger Sub pursuant to the Merger Agreement in proportion to their then respective agreed equity allocation in the Holdco as set forth in Section 1.4.

(d)	With respect to any termination, break-up or other fees or amounts payable to Merger Sub by the Target pursuant to the Merger Agreement, the Parties agree to share the full amounts of the aforesaid fees, net of the Consortium Transaction Expenses, in proportion to their then respective agreed equity allocation in the Holdco as set forth in Section 1.4.

4.	Exclusivity

4.1	Exclusivity Period. During the period beginning on the date hereof and ending on the earlier of (i) 12 calendar months after the date hereof and (ii) the termination of this Agreement pursuant to Section 5.3 (the “Exclusivity Period”), the Parties shall:

(a)	work exclusively to implement the Transaction, including to (i) evaluate the Target and its business, (ii) prepare, negotiate and finalize the definitive documentation in connection with the Transaction, including for the Debt Financing (if any), and (iii) vote, or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise) all Securities against any Competing Proposal or matter that would facilitate a Competing Proposal and in favor of the Transaction;

(b)	not, directly or indirectly, either alone or with or through any Representatives authorized to act on its behalf (i) make a Competing Proposal, or solicit, encourage, facilitate or join with any other person in the making of, any Competing Proposal, (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Proposal, (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt finance, or contribution of Securities or provision of a voting agreement, in support of any Competing Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the Transaction as contemplated under this Agreement, (v) directly or indirectly acquire or dispose of any Securities, or (A) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Securities (“Transfer”) or permit the Transfer by any of its Affiliates of an interest in any Securities, in each case, except as expressly contemplated under this Agreement and the definitive documentation, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Securities, or any right, title or interest thereto or therein, or (C) deposit any Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Securities, (vi) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying a Party from performing its obligations under this Agreement, or (vii) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Sections 4.1(b)(i) to 4.1(b)(vi);

(c)	immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all persons conducted heretofore with respect to a Competing Proposal; and

(d)	promptly notify the other Parties if it or, to its knowledge, any of its Representatives receives any approach or communication with respect to any Competing Proposal, including in such notice the identity of the other persons involved and the nature and content of the approach or communication, and provide the other Parties with copies of any written communication.

5.	Termination

5.1	Right to Withdraw.

(a)	Prior to the execution of the Merger Agreement, each Party may, in its sole discretion, elect to not proceed with the Transaction and withdraw its participation in the Transaction, by providing a prior written notice to the other Parties, and this Agreement shall terminate with respect to such Party on the second (2nd) Business Day upon the other Parties’ receipt of such written notice, following which the provisions of Section 5.4(a) shall apply.

(b)	Prior to the execution of the Merger Agreement, if a Party is unable to agree on, after good faith endeavors, the material terms of the Transaction or the Debt Financing (if any), such Party may cease its participation in the Transaction by providing a written notice to the other Parties, and in each case this Agreement shall terminate with respect to such Party, on the tenth (10th) Business Day upon the other Parties’ receipt of such written notice, following which the provisions of Section 5.4(a) shall apply.

(c)	From and after such time as the Merger Agreement is executed and delivered, no Party will be permitted to withdraw from or be relieved of its obligations hereunder without the prior written consent of all Parties.

5.2	Termination upon Breach. If a Party breaches this Agreement, the breaching party’s participation in the Consortium will be terminated, and in that case, this Agreement shall terminate with respect to such Party, following which the provisions of Section 5.4(a) shall apply.

5.3	Other Termination Events. Subject to Section 5.4(b), this Agreement shall terminate with respect to all Parties upon the earliest to occur of (a) a written agreement among the Parties to terminate this Agreement, (b) the termination of the Merger Agreement in accordance with its terms, and (c) the Closing.

5.4	Effect of Termination.

(a)	Upon termination of this Agreement with respect to a Party pursuant to Section 5.1 or Section 5.2, (i) Article 3 (Transaction Costs), Article 4 (Exclusivity), Article 5 (Termination), Section 6.2 (Confidentiality), Article 7 (Notices) and Article 9 (Miscellaneous) shall continue to bind such Party, and (ii) such Party shall be liable pursuant to Article 3 (Transaction Costs) for its portion of any costs and expenses incurred by the Parties prior to the termination of this Agreement with respect to such Party.

(b)	Upon termination of this Agreement pursuant to Section 5.3, (i) Article 3 (Transaction Costs), Article 5 (Termination), Section 6.2 (Confidentiality), Article 7 (Notices) and Article 9 (Miscellaneous) shall continue to bind the Parties, and (ii) each of the Parties shall be liable pursuant to Article 3 (Transaction Costs) for its portion of any costs and expenses incurred by the Parties prior to the termination of this Agreement with respect to such Party.

(c)	Other than as set forth in Sections 5.4(a) or 5.4(b) or separately agreed among the Parties prior to the termination of this Agreement, the Parties shall not otherwise be liable to each other in relation to this Agreement.

6.	Announcements and Confidentiality

6.1	Announcements. No announcements regarding the subject matter of this Agreement or in connection with the Transaction shall be issued by any Party without the prior written consent of the Chairwoman and CyberLink, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the Chairwoman and CyberLink, and the Chairwoman and CyberLink have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable.

6.2	Confidentiality.

(a)	Except as permitted under Section 6.3, each Party shall not, and shall direct its Affiliates and Representatives not to, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b)	Subject to Section 6.2(d), the Recipient shall safeguard and return to the Discloser, on demand, any Confidential Information which falls within clause (a) of the definition of Confidential Information, and in the case of electronic data that constitutes Confidential Information, to return or destroy such Confidential Information (other than any electronic data stored on the back-up tapes of the Recipient’s hardware) at the option of the Recipient.

(c)	Each Party may retain in a secure archive a copy of the Confidential Information referred to in Section 6.2(b) if the Confidential Information is required to be retained by the Party for regulatory purposes (including applicable stock exchange requirements) or in connection with a bona fide document retention policy.

(d)	Each Party acknowledges that, in relation to Confidential Information received from the other Parties, the obligations contained in this Section 6.2 shall continue to apply for a period of 12 months following termination of this Agreement pursuant to Sections 5.1, 5.2 or 5.3, unless otherwise agreed in writing.

6.3	Permitted Disclosures. A Party may make disclosures (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to or enforce this Agreement, but only on a confidential basis; (b) if required by law or a court of competent jurisdiction, the United States Securities and Exchange Commission or another regulatory body or international stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable and legally permissible; or (c) if the information is publicly available other than through a breach of this Agreement by such Party or its Affiliates or Representatives.

7.	Notices

7.1	Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by overnight courier or electronic mail, to the address provided under such other Party’s signature page hereto, or to such other address or electronic mail address as such Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

8.	Representations and Warranties

8.1	Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof; (d) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of its properties and assets, or (iii) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

8.2	Target Ordinary Shares and Other Securities. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that, as of the date of this Agreement, (a) such Party and/or its Controlled Affiliates hold (i) of record such number of outstanding Target Ordinary Shares as set forth under the headings “Class A Ordinary Shares” and “Class B Ordinary Shares” next to their names on Schedule B hereto, and (ii) of record such number of other outstanding Target Securities (other than Target Ordinary Shares) as set forth under the heading “Other Securities” next to their names on Schedule C hereto, in each case free and clear of any encumbrances or restrictions (except for such encumbrances or restrictions pursuant to this Agreement or arising under the memorandum or articles of association of the Target, the share incentive plans of the Target or applicable securities laws); (b) such Party has the sole right to control the voting and disposition of the Target Ordinary Shares (if any) and any other Target Securities (if any) held by such Party or its Controlled Affiliates; and (c) except as set forth in the foregoing Section 8.2(a), such Party does not own, directly or indirectly, any Target Ordinary Shares or other Securities of Target. For purposes of this Section 8.2(c), “own” means that each Party (x) is the record holder of such security or (y) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

8.3	Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Sections 8.1 and 8.2 and have been induced by them to enter into this Agreement.

9.	Miscellaneous

9.1	Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

9.2	Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

9.3	Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

9.4	Amendments and Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.5	Assignment; No Third Party Beneficiaries. The rights and obligations of each Party shall not be assigned without the prior consent of the other Parties, provided, that the Parties may assign their respective rights and obligations under this Agreement, in whole or in part to any of their respective Affiliates. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

9.6	No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venturer of any other Party.

9.7	Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

9.8	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of New York.

9.9	Dispute Resolution. Any disputes, actions and proceedings against, any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”)and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.9. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal (the “Tribunal”) shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the Tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The Tribunal shall have no authority to award punitive or other punitive-type damages. The award of the Tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.10	Specific Performance. Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, each Party shall be entitled to bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

9.11	Limitation on Liability. The obligation of each Party under this Agreement is several (and not joint or joint and several).

10.	Definitions and Interpretation

10.1	Definitions. In this Agreement, unless the context requires otherwise:

“Advisors” means the advisors and/or consultants of Holdco, Merger Sub, and the Parties, in each case appointed in connection with the Transaction.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person and “Affiliates” shall be construed accordingly.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in Taiwan, Hong Kong and New York City, New York, for the transaction of normal banking business.

“Competing Proposal” means a written or oral proposal, offer or invitation (whether legally binding or not) to the Target, any of the Parties or any of their respective Affiliates (other than the Proposal), that involves the direct or indirect acquisition of 10% or more of the Target Ordinary Shares, a sale of all or any significant amount of the assets of the Target, a restructuring or recapitalization of the Target, or some other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Parties.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information (x) is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality, or (y) is or becomes publicly available other than through a breach of this Agreement by such Party, and (b) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Proposal and any definitive documentation, including the Merger Agreement.

“Consortium” means the consortium formed by the Parties.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Representative” of a Party means such Party’s employees, directors, officers, partners, members, nominees, agents, advisors (including, but not limited to legal counsel, accountants, consultants and financial advisors), potential sources of equity or debt financing, and any representatives of the foregoing. The Representatives shall include the Advisors.

“Securities” means shares, warrants, options and any other securities which are convertible into or exercisable for shares in the Target.

“Target Ordinary Shares” means the issued and outstanding Class A ordinary shares, par value US$0.10 per share, and Class B ordinary share, par value US$0.10 per share, of the Target.

10.2	Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

CHAIRWOMAN PARTIES:

Alice H. Chang

/s/ Alice H. Chang

GOLDEN EDGE CO., LTD.

By:	/s/ Iris Chen
Name:	Iris Chen
Title:	Director

DVDonet.com. Inc.

By:	/s/ Liang-Chu Sun
Name:	Liang-Chu Sun
Title:	Director

World Speed Company Limited

By:	/s/ Liang-Chu Sun
Name:	Liang-Chu Sun
Title:	Director

Address for Chairwoman Parties:

Attention: Alice H. Chang
Email: alice@perfectcorp.com

[Signature Page to Consortium Agreement]

CyberLink International Technology Corp.

By:	/s/ Jau H. Huang
Name:	Jau H. Huang
Title:	Director

Address for CyberLink:

Attention: Jau H. Huang Email: jau@cyberlink.com

[Signature Page to Consortium Agreement]